CANALASKA URANIUM LTD.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the Shareholders of CanAlaska Uranium Ltd. (the “Company”) will be held at Suite 1020 –625 Howe Street, Vancouver, BC, V6C 2T6, Canada, on Thursday September 27, 2012, at 10:00 a.m. (Pacific Time) for the following purposes:

1.	to receive the consolidated financial statements of the Company, for the fiscal year ended April 30, 2012, and the auditors’ report thereon;

2.	to re-appoint Deloitte &Touche LLP, Chartered Accountants, as auditors for the ensuing year, and to authorize the directors to fix their remuneration;

3.	to set the number of directors at six(6);

4.	to elect directors for the ensuing year;

5.
to consider and, if thought appropriate, confirm, the amendments to the Company’s stock option plan as follows; 1) to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the plan to 4,400,000 shares, 2)if the Common Shares are listed for trading on the TSX, specifying that common shares a) issued to insiders within any one year period and b) issuable to Insiders at any time, under this or any other security based compensation arrangement will not exceed 10% of the number of the company's common shares outstanding at any given time, and 3) to clarify the circumstances under which the board may make amendments to the plan without shareholder approval;

6.	to consider and, if thought appropriate, confirm, with or without amendment, the Company’s shareholders rights plan dated April 9, 2012; and

7.	to transact any other business which may properly come before the Meeting.

Management’s Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 13thday of August, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

"Peter Dasler"

President & CEO